

December 2, 2013

Via E-mail
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117

> **Re: Deckers Outdoor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 9, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 12, 2013**
> **Response dated November 22, 2013**
> **File No. 0-22446**

Dear Mr. George:

We have reviewed your response letter dated November 22, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 18

1. We note your response to comment 10 in our letter dated November 7, 2013. It remains unclear how you determined that the discussion and analysis you provided for the UGG brand wholesale's operating loss and the Sanuk brand wholesale's operating income on page 21 explains to investors why the UGG brand wholesale recognized a loss in the current quarter versus the income recognized in the prior year's quarter and why the Sanuk brand wholesale operating income margin increased from 10% in the 2012 period to 23.4% in the 2013 period. For the UGG brand wholesale segment, a decline in net sales alone does not explain why an operating loss would be recognized, unless the decline in net sales was so great that the sales did not cover the costs to manufacture and to sell the products, which is

not disclosed. Further, a decrease in gross margin of 3.8% would not explain the recognition of an operating loss, unless the gross margin from the comparable period was less than 3.8%, which is not disclosed. Finally, a decrease in marketing expenses of $2 million would not contribute to the recognition of an operating loss compared to operating income in the comparative period. If you exclude the decrease in the change in fair value of contingent consideration and the increase in selling and marketing expense, the Sanuk brand wholesale operating income margin for the three months ended June 30, 2013, decreases to 16.2% from 23.4%. The remainder of the analysis provided attributes the increase in operating income to net sales; however, you do not indicate that the increase in net sales had an increase in gross profit margin. As such, we continue to request that you confirm you will ensure your discussion and analysis provided in future filings fully explains your operating results at the consolidated and segment levels.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 19

2. We note that you have recognized $10 million of additional compensation expense related to stock units that contain performance targets, as management believes the threshold performance objectives for certain awards is probable. Please expand your disclosure in future filings to clarify what the performance targets are and why management believes these targets are probable. In this regard, we note that revenues for the nine months ended September 30, 2013, have increased 2.9%, gross margins increased slightly to 43.9% from 43.4%, and operating income declined 85.0%. Without further disclosure, investors may not understand the operating results as seen through the eyes of management. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have included in your third quarter of fiscal year 2013 Form 10-Q in response to this comment. Please also provide us with the specific reference to the disclosures you included in the Definitive Proxy Statement on Schedule 14A filed on March 28, 2013, that supports the $10 million of additional compensation expense recognized to allow us to better understand the draft disclosures. Please refer to Item 402 of Regulation S-K for guidance.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief